Exhibit 12(b)

                            COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES OF XEROX
                                              (In Millions)


                                                    Six Months
                                                   Ended June 30,              Year Ended December 31,
                                                  ---------------     ------------------------------------------
                                                   1995     1994      1994     1993*    1992      1991     1990
                                                   ----     ----      ----     ----     ----      ----     ----

Fixed Charges:
  Interest expense ..........................    $  417    $  360    $  732   $ 755    $  788    $  758   $  799
  Rental expense ............................        90        96       190     201       208       206      191
                                                 ------    ------    ------   -----    ------    ------   ------
     Total fixed charges before
       capitalized interest .................       507       456       922     956       996       964      990
  Capitalized interest ......................        --         1         2       5        17         3       --
                                                 ------    ------    ------   -----    ------    ------   ------
     Total fixed charges ....................    $  507    $  457    $  924   $ 961    $1,013    $  967   $  990
                                                 ======    ======    ======   =====    ======    ======   ======
  Earnings available for fixed charges:
   Earnings** ...............................    $  746    $  595    $1,558   $(227)   $  192    $  939   $1,116
   Less undistributed income in
     minority owned companies ...............       (63)      (35)      (54)    (51)      (52)      (70)     (60)
   Add fixed charges before
    capitalized interest ....................       507      (456)      922     956       996       964      990
                                                 ------    ------    ------   -----    ------    ------   ------
  Total earnings available for fixed
   charges ..................................    $1,190    $1,016    $2,426   $ 678    $1,136    $1,833   $2,046
                                                 ======    ======    ======   =====    ======    ======   ======
  Ratio of earnings to fixed
   charges(1)(2) ............................      2.35      2.22      2.63    0.71      1.12      1.90     2.07

--------------
(1) The ratio of earnings to fixed charges has been computed based on Xerox' continuing operations by dividing total earnings available for fixed charges, excluding capitalized interest, by total fixed charges. Fixed charges consist of interest, including capitalized interest, and one-third of rent expense as representative of the interest portion of rentals. Debt has been assigned to discontinued operations based on the net assets of the discontinued operations and debt to equity ratios that existed at the time the assets were acquired. Xerox management believes that this allocation method is reasonable. The discontinued operations consist of Xerox' real estate development and related financing operations and its third-party financing and leasing businesses, and Other Financial Services businesses.

(2) Xerox' ratio of earnings to fixed charges includes the effect of Xerox' finance subsidiaries which primarily finance Xerox equipment. Financing businesses, due to their nature, traditionally operate at lower earnings to fixed charges ratio levels than do non-financial companies.

 * 1993 earnings were inadequate to cover fixed charges. The coverage deficiency was $283 million.

**   Income before income taxes and income in minority owned companies.